17009242

Washington D.C. 20549

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC FILE NUMBER
8-68088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Alliance Associates LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 N. Raymond Ave. - Suite 315
(No. and Street)

Pasadena	CA	91103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Rd.	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Beltz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Alliance Associates LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

ANDRES NOEL ORNELAS
Notary Public - California
Los Angeles County
Commission # 2143850
My Comm. Expires Feb 22, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PACIFIC ALLIANCE ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

INDEX

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

INDEPENDENT AUDITOR'S REPORT

To the Member of
Pacific Alliance Associates LLC

We have audited the accompanying statement of financial condition of Pacific Alliance Associates LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Alliance Associates LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 15, 2017

Pacific Alliance Associates LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	88,841
Fixed assets, net of accumulated depreciation of $187		653
Prepaid expenses		6,341
Other assets		84
Total Assets	$	95,919
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	2,411
		2,411
Member's equity		93,508
Total Liabilities and Member's Equity	$	95,919

See accompanying notes to the Statement of Financial Condition

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Pacific Alliance Associates, LLC (the "Company") was formed in December 2015 as a limited liability company under the laws of the State of Delaware. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company's predecessor, Grey Basset, LLC, was merged into the Company on December 18, 2015, and these financial statements include the accounts and operations of the two legal entities, as merged. This new entity was formed for the sole purpose of providing marketing and consulting services to a foreign affiliate, Pacific Alliance Investment Management Limited, for their access to customers in the United States.

As a result of the aforementioned merger, there were initially two members of the Company. During the year ended December 31, 2016, one member purchased the interests of the other member. As such, at December 31, 2016, there was only one remaining member, Pacific Alliance Group, LLC.

The Company, Pacific Alliance Investment Management Limited, and Pacific Alliance Group LLC are all subsidiaries of the Pacific Alliance Group, a multinational financial services firm headquartered in Hong Kong. See also Note 3.

The Company does not carry securities accounts for customers or perform custodial services and accordingly claims exemption from Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934.

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates
The preparation of The Statement of Financial Condition in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value of Instruments
The Company's financial instruments are cash, fees receivable and accounts payable. The recorded value of the cash, fees receivable and accounts payable approximate their fair values based on their short-term nature.

Revenue Recognition
Revenue from advisory services is recorded as the fees are earned and are reasonably determinable and collectability is reasonably assured.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment
Equipment is carried at cost less accumulated depreciation. Depreciation is recorded on a straight line basis over the estimated useful life of the asset.

Income Taxes
The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. No provision has been made for federal and state income taxes, since the Company's income or loss is reportable by its members on their individual tax returns.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognized the effect of tax positions only when they are more than likely not to be sustained. At December 31, 2016, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of at least $5,000 and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016 the Company maintained net capital of $86,430 which was $81,430 in excess of its required net capital requirement of $5,000, and the ratio of aggregated indebtedness to net capital was 0.03 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

During year ended December 31, 2016, the Company entered into a relationship with an affiliated entity, Pacific Alliance Investment Management Limited, in which the Company provides marketing and consulting services in return for a fixed monthly fee. As of December 31, 2016, no amounts were due from the affiliate.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company derives its revenue from a single client, which is also a related party. During the year ended December 31, 2016, all amounts were collected from this client, and as such no amounts were due as of December 31, 2016. See also Note 3.

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company, along with Pacific Alliance Group, LLC, a co-lessee, leases office space pursuant to a three-year lease expiring in 2018. At December 31, 2016, future minimum lease payments are as follows:

2017	$	27,504
2018		22,920
	$	50,424

The Company had no contingent liabilities as of December 31, 2016.

NOTE 6 – SUBSEQUENT EVENTS

There were no other events after December 31, 2016 through the date of this report that would require recognition or disclosure in the financial statements.